U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                          Form 12b-25


                  NOTIFICATION OF LATE FILING
                           Check one:

[X ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [  ] Form 10-Q  [ ] Form N-SAR

              For Period Ended : December 31, 1996

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Not Applicable




Part I - Registration Information
                COMMERCE SECURITY BANCORP, INC.
                   (Full name of registrant)


  7777 Center Avenue, Huntington Beach, California 92647-3067
            (Address of principal executive offices)


Part II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof , could not be filed within the prescribed time period.

     Two accounting issues were being resolved to finalize the financial statements of the registrant in order for management of Commerce Security Bancorp, Inc. (the "Company") to provide its representation letter to the accounting firm that is preparing the audited financial statements. These issues were not fully resolved in sufficient time in order that the report could be filed within the prescribed time period. The issues being resolved are related to i) contingent liabilities related to the mortgage banking activities of one of the Company's subsidiary banks and ii) computation of the tax provisions and deferred tax assets on a consolidated basis.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Curt A. Christianssen                   (714)                     895-2929
-------------------------------   -------------       -----------------------
        (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s)                                [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                     [X ] Yes     [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Since December 31, 1995, the Registrant completed the acquisitions of Liberty National Bank on March 31, 1995 and Commerce Security Bank on September 1, 1996. Total assets at December 31, 1995 were $55.9 million compared to $437.1 million at December 31, 1996. Net loss for the year ended December 31, 1995 was $5,000 compared to net income of $2.3 million for the same period in 1996.


COMMERCE SECURITY BANCORP, INC.
------------------------------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 1997               By: /s/ Curt A. Christianssen
                                   ---------------------------------
                                   Curt A. Christianssen
                                   Senior Vice President
                                   Chief Financial Officer